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novozymes®

Novozymes A/S, Group financial statement for the first nine months of 2005

October 27, 2005

Operating profit rose by 9%, and net profit by 14%. Outlook for operating profit, net profit and free cash flow for the year to be adjusted upwards. Share buy-backs for 2005 to be increased by DKK 200 million to DKK 1,050 million.

- Sales in local currencies rose by 5%. Measured in DKK, sales in the first nine months were 4% higher than in the equivalent period of 2004
- Operating profit rose by 9% to DKK 909 million from DKK 837 million in 2004. The operating profit margin for year to date was 19.5%, compared with 18.6% in 2004
- Profit before tax was DKK 885 million after the first nine months of 2005, equivalent to an increase of 13% compared with 2004. Net financial costs were DKK 24 million against DKK 56 million for the same period of 2004
- Net profit rose to DKK 663 million, 14% higher than net profit for the first nine months of 2004. Earnings per share (diluted) were DKK 9.80, an increase of 18%
- Free cash flow before acquisitions rose by 37% to DKK 888 million from DKK 649 million in 2004, after adjustment for one-off items of DKK 131 million in 2004
- Return on invested capital (ROIC) rose to 19.8% from 17.5% in 2004

Outlook for 2005

Growth in sales is expected to be just below 5%. The outlook for growth in operating and net profit is being increased as a result of the positive currency effect. Growth in operating profit is being adjusted upwards from just above 8% to just above 9%, and net profit is expected to increase by 10-11% compared with the previous outlook of 9-10%. The outlook for free cash flow before acquisitions is being adjusted upwards to DKK 950-1,000 million from the previous figure of DKK 800-900 million. It has also been decided to increase share buy-backs for the current year by a further DKK 200 million, bringing the total figure for 2005 up to DKK 1,050 million.



Profit/loss and balance sheet

(DKK million)	9 months 2005	2004	% change YTD	Q3 2005	2004	% change Q3 / Q3
Net turnover	**4,657**	**4,497**	**4**	**1,620**	**1,536**	**5**
- Enzymes	4,424	4,266	4	1,543	1,469	5
- Microorganisms	233	231	1	77	67	15
Gross profit	**2,502**	**2,407**	**4**	**861**	**815**	**6**
- Enzymes	2,386	2,284	4	822	781	5
- Microorganisms	116	123	(6)	39	34	15
Operating profit (EBIT)	**909**	**837**	**9**	**312**	**317**	**(2)**
- Enzymes	888	809	10	305	313	(3)
- Microorganisms	21	28	(25)	7	4	75
Operating profit margin	19.5%	18.6%		19.3%	20.6%	
Net financials	(24)	(56)	n.a	(16)	(6)	n.a
Profit before tax	**885**	**781**	**13**	**296**	**311**	**(5)**
Tax	221	201	10	73	80	(9)
Profit incl. minority interests	**664**	**580**	**14**	**223**	**231**	**(3)**
Minority interests	(1)	1	n.a	0	0	0
Net profit	**663**	**581**	**14**	**223**	**231**	**(3)**
Earnings per DKK 10 share	**10.1**	**8.5**	**19**	**3.3**	**3.3**	**0**
Average no. of A/B shares, outstanding (million)	65.9	68.7	(4)	68.0	69.3	(2)
Earnings per DKK 10 share (diluted)	**9.8**	**8.3**	**18**	**3.3**	**3.3**	**0**
Average no. of A/B shares, diluted (million)	67.5	70.2	(4)	66.8	70.0	(5)
Free cash flow	**888**	**780**	**14**	**408**	**303**	**35**

The accounts have been drawn up in accordance with the International Financial Reporting Standards (IFRS). The comparative figures for 2004 have been adjusted to reflect the IFRS. The accounts have not been audited. Profit/loss before and after IFRS for the third quarter of 2004 and for year to date 2004 are shown in Appendix 1.

Net turnover

Net turnover in the first nine months of 2005 rose to DKK 4,657 million. Growth calculated in local currencies was approximately 5%, while the increase measured in DKK was 4% compared with the same period of 2004. Sales of enzymes rose by 4% in the period, while sales of microorganisms rose by 1%.

Sales by geographical area

(DKK million)	9 months 2005	2004	% change YTD	% currency impact	% change in local currencies
Europe, Middle East & Africa	2,103	1,976	6	(1)	7
North America	1,298	1,362	(5)	(2)	(3)
Asia Pacific	927	823	13	(1)	14
Latin America	329	336	(2)	3	(5)
Net turnover	**4,657**	**4,497**	**4**	**(1)**	**5**

Quarterly sales by geographical area are shown in Appendix 1.

Sales in **Europe** grew nicely, primarily driven by growth in sales to the detergent and baking industries. Part of the growth in the baking industry is due to a geographical shift in the distributor

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

chain from North America to Europe. There was also healthy growth in sales of microorganisms in Europe.

Despite a strong increase in sales of enzymes for the production of fuel ethanol in **North America,** this was not enough to balance out lower sales to the detergent industry, which was the main factor in the trend in this region.

Growth in **Asia Pacific** continued at the same high level, mainly driven by increased sales to the textile, starch and animal feed industries.

Sales in **Latin America** were lower than in the first nine months of 2004, but still showed a positive trend since half-year 2005. This was due to lower sales of enzymes for animal feed, which was partly balanced out by a positive trend in sales to the detergent and brewing industries.

Sales by industry

(DKK million)	9 months 2005	9 months 2004	% change YTD	Q3 2005	Q3 2004	% change Q3 / Q3
Enzymes	**4,424**	**4,266**	**4**	**1,543**	**1,469**	**5**
-technical enzymes	2,747	2,691	2	958	931	3
-detergent	1,506	1,555	(3)	516	525	(2)
-other technical	1,241	1,136	9	442	406	9
-food enzymes	1,137	1,068	6	385	373	3
-feed enzymes	540	507	7	200	165	21
Microorganisms	**233**	**231**	**1**	**77**	**67**	**15**
Net turnover	**4,657**	**4,497**	**4**	**1,620**	**1,536**	**5**

Quarterly sales by industry for 2004 and 2005 are shown in Appendix 1.

Sales of enzymes

Sales of **technical enzymes** for the year to date were 2% higher than for the same period of 2004. Seen in isolation, growth in the third quarter was 3%.

Sales of **detergent enzymes** were 3% lower in 2005 than in the first nine months of 2004, partly due to a slight negative currency effect. Rising raw material prices continued to affect detergent manufacturers negatively and therefore sales of enzymes to the industry, which was the main reason for the lower sales figure.

In contrast, sales of **other technical enzymes** showed growth of just above 9% in DKK and around 11% in local currencies. There was strong growth in sales of enzymes for the production of fuel ethanol. This was mainly driven by a general increase in demand for ethanol as a result of fuel prices and an increase in demand for enzymes for the new technology, which uses enzymes to increase yield and reduce production costs in the process. Sales of enzymes to the textile and starch industries also showed healthy growth rates, particularly in Asia. Similarly, sales of pharmaceutical proteins continued to show extremely satisfactory growth, albeit from a lower starting level.

Compared with the same period last year, sales in the third quarter were characterised by lower sales to the detergent industry. This trend was partly balanced out by growth in other technical enzymes, including a substantial increase in sales of enzymes for the production of fuel ethanol.

Sales of **food enzymes** rose by 6% in DKK compared with the same period last year, and by more in local currencies. As expected, growth in sales to the baking industry was lower than earlier in the year as a result of stockbuilding in the distributor chain as discussed previously. Sales of other enzymes to the food industry grew in all segments other than the brewing industry. Sales to the brewing industry

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

were lower than in 2004, primarily as a result of a decline in the demand for low-carbohydrate beer in North America, but showed an increase in both Latin America and Asia.

Taking the third quarter of 2005 in isolation, the trend compared with the equivalent period of 2004 was overall positive in all segments within food enzymes, including sales to the brewing industry.

Sales of **feed enzymes** were 7% above the level for 2004, and more calculated in local currencies. The phytase product group, which makes up approximately 75% of sales to this industry, was the main factor in the trend in sales. The increase was largest in China, where, among other things, sales of phytase have been positively affected by rising prices for mineral phosphate.

Sales for the third quarter of 2005 rose by 21% compared with the third quarter of 2004. The trend was positively affected by a change in stocks in the distributor chain; this had a negative effect on the third quarter in 2004 but a positive effect this year.

Sales of microorganisms

Sales of **microorganisms** showed slight positive growth of 1% after the first nine months of 2005 compared with the same period of 2004. Measured in local currencies, sales rose by 3%. The main increase was in sales of microorganisms within wastewater treatment, particularly to the European market.

Compared with the same period of 2004, sales in the third quarter of 2005 seen in isolation rose by 15%, also primarily driven by increased sales for wastewater treatment.

New products

At the end of the third quarter Novozymes had launched four new enzyme products and one new product within microorganisms in 2005:

- Polarzyme®, a detergent enzyme which is effective on protein-based stains and gets clothes clean at low temperatures – launched in the first quarter of 2005
- Pectawash®, a detergent enzyme for liquid detergents which is effective on pectin-based stains, e.g. from bananas and other fruits – launched in the second quarter of 2005
- LeDeLin®, an enzyme for the animal feed industry; a phytase developed specifically for the Chinese market for mash and condensed feed – launched in the third quarter of 2005
- Novozym® 27115, a new concept for noodles where the enzyme improves the quality – launched in the third quarter of 2005
- PondProtect®, a microorganism for the aquaculture market which reduces the quantity of harmful ammonia and nitrite in the water at shrimp farms – launched in the third quarter of 2005

Sales of new products launched within the last five years represented approximately 30% of the group's turnover after the first nine months of 2005.

Costs, Licence fees and Other operating income

Total costs excluding net financials and tax rose by just below 3% to DKK 3,767 million.

Production costs were 3% higher than in 2004, which is less than the relative increase in volume. The gross margin rose from 53.5% to 53.7%, despite rising energy prices.

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Sales and distribution costs rose by more than the growth in sales, partly as a result of increased costs relating to the strategic initiative concerning market-expanding activities, as discussed in the Group financial statement for the first half of 2005 of August 11, 2005.

Administrative costs were on level with the first nine months of 2004, while research and development costs were lower than in 2004, primarily due to general cost restraint. Research and development costs for the first nine months of 2005 represented just above 12% of turnover, which, as expected, was a smaller increase compared with the first half of 2005.

Other operating income was DKK 19 million, compared with DKK 22 million in 2004.

Depreciation and amortisation charges totalled DKK 354 million, compared with DKK 354 million in the same period of 2004.

Operating profit

Operating profit rose by 9% to DKK 909 million from DKK 837 million in 2004, DKK 888 million of which relates to enzymes and DKK 21 million to microorganisms. The operating profit margin, calculated as operating profit as a percentage of sales, was 20.1% for enzymes and 9.0% for microorganisms.

Net financials

(DKK million)	**9 months** 2005	**9 months** 2004
Net foreign exchange gain/(loss)	(4)	19
Net interest expenses	(13)	(25)
Other financials	(7)	(50)
Total financials	**(24)**	**(56)**
Net interest-bearing debt, end of period	773	713

Net foreign exchange gains relate to realised and unrealised gains, primarily on the hedging of net exposures to the USD and JPY. The trend in Other financials is due to higher costs relating to employee share options in 2004.

Profit before and after tax

Profit before tax rose by 13% to DKK 885 million, compared with DKK 781 million in 2004. Net profit rose to DKK 663 million from DKK 581 million in the same period last year, equivalent to an increase of 14%.

Novozymes A/S
Investor Relations
2005-40199-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Cash flow, investments, acquisitions

(DKK million)	9 months 2005	9 months 2004
Net result	**663**	**581**
Cash flow before change in working capital	990	937
Cash flow from operating activities	1,118	853
Cash flow from investing activities	(230)	(73)
Free cash flow	**888**	**780**
Cash flow from financing activities	(936)	(723)
Net cash flow	**(48)**	**57**
Acquisitions	0	0

A complete summary of Cash flows for the first 9 months of 2005 is shown in Appendix 2.

Disregarding one-off items worth DKK 131 million relating to termination of equity-hedging transactions in 2004, which h ad a positive effect on investments for the year, free cash flow has risen by 37% compared with the same period of 2004. Free cash flow in the first nine months of 2005 was DKK 888 million, compared with DKK 649 million in 2004, adjusted for the above-mentioned one-off items. A reduction in debtors, a smaller increase in stocks and an increase in creditors, all in all, had a positive effect on cash flow from operating activities. The level of investment after the first nine months of 2005 is on a par with the same period of 2004.

Balance sheet and development in shareholders' equity

Assets (DKK million)	**9 months** 2005	**Year end** 2004	**Liabilities** (DKK million)	**9 months** 2005	**Year end** 2004
			Shareholders' equity beginning of period excl. minority interests	3,917	4,144
			Retained earnings	663	764
			Dividend paid	(231)	(217)
			Purchase of own shares, net	(722)	(804)
Intangible fixed assets	438	480	Currency translation adj. for net assets, etc.	120	30
Tangible fixed assets	3,480	3,402		3,747	3,917
Deferred income tax	35	26	**Minority interests**	33	30
Total fixed assets	**3,953**	**3,908**	**Shareholders' equity end of period**	**3,780**	**3,947**
Stocks	1,187	1,130	Total non-current liabilities	1,918	1,829
Debtors	1,457	1,361	- of which net interest-bearing	1,359	1,267
Securities	123	146	Total current liabilities	1,559	1,300
Cash at bank and in hand	537	531	- of which net interest-bearing	74	48
Total current assets	**3,304**	**3,168**	**Total liabilities**	**3,477**	**3,129**
Total assets end of period	**7,257**	**7,076**	**Total liabilities and shareholders' equity end of period**	**7,257**	**7,076**

In accordance with IFRS Shareholders' equity is stated inclusive of minority interests. The development in shareholders' equity in the first 9 months of 2005 compared with the first 9 months of 2004 is shown in Appendix 3.

Shareholders' equity was DKK 3,780 million at the end of the third quarter of 2005, compared with DKK 3,947 million on January 1, 2005. Shareholders' equity was increased by retained earnings for the period and currency translation adjustments in respect of subsidiaries' net assets but reduced by dividend payments and purchase of own shares.

A dividend of DKK 231 million was paid for 2004. Purchase of own shares reduced by exercise of share options (DKK 119 million), decreased shareholders' equity by DKK 722 million in the period.

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

The holding of own shares at the end of the third quarter of 2005 consisted of 5.1 million B shares, corresponding to 7.3% of the share capital. Since February 1, 2005 Novozymes has bought back shares worth DKK 848 million as part of the ongoing buy-back programme.

The planned share buy-back programme worth a total of DKK 2,500 million, which began in 2004, was expected to be implemented over a period of 3-4 years. It has been decided to increase the approved limit for share buy-backs in 2005 by a further DKK 200 million to a total of DKK 1,050 million. Accumulated buy-backs within the overall programme are therefore expected to be DKK 1,900 million at the end of 2005.

Change to accounting policies

Novozymes changed its accounting policies with effect from January 1, 2005, and will henceforth follow the International Financial Reporting Standards (IFRS). The third quarter financial statement has therefore been drawn up in accordance with IAS 34. The comparative figures for 2004 have been adjusted to reflect the transition to IFRS.

The accounting policies for the present third quarter financial statement are consistent with the principles underlying *The Novozymes Report 2004.* Further, applicable to the quarterly financial statements, the changes are described in Note 32 of the Report, "Transition to IFRS", which details the changes made as a result of moving from the previously applicable Danish GAAP to IFRS.

See also *The Novozymes Report 2004*, and in particular the stock exchange announcement of March 29, 2005, "Summary and key figures for 2004 in accordance with IFRS". Both are available at www.novozymes.com.

Outlook for 2005

The spot rate on October 26, 2005 for the USD and CNY is higher relative to the DKK than both the average rate for 2004 and the rate on which the outlook in the Group financial statement for the first half of 2005 of August 11, 2005 was based. The rate for the JPY is below the rate at mid-year 2005 as well as the average rate for 2004.

(DKK)	USD	JPY	CNY
Average exchange rate 2004	599	5.54	72.32
Spot rate August 10, 2005	603	5.43	74.37
Spot rate October 26, 2005	619	5.34	76.50
Change compared with average exchange rate 2004	3%	-4%	6%

The outlook for 2005 is being adjusted upwards as a result of the positive currency effect. Operating profit is now expected to increase by just above 9%, and net profit by 10-11%. Free cash flow before acquisitions is being adjusted upwards to DKK 950-1,000 million.

This outlook is based on exchange rates remaining at their current levels for the rest of 2005, particularly the USD, CNY and JPY against the DKK. In greater detail, the outlook is as follows:

- Growth in net turnover is expected to be just below 5%
- Launch of 5-7 new enzyme products and one new product within microorganisms

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

- Operating profit is expected to increase by just above 9%
- Operating profit margin of just below 19%
- Net financial costs are expected to be in the region of DKK 50-55 million. Expected net cash flows in USD and JPY have been hedged for 2005
- The effective tax rate for 2005 is expected to be around 25%
- Net profit is expected to increase by 10-11%
- Investments in tangible fixed assets before acquisitions are expected to be in the region of DKK 300-350 million
- Free cash flow before acquisitions is being adjusted upwards to DKK 950-1,000 million
- Return on invested capital is expected to be 18-19% after tax

Environmental and social discussion

Selected environmental and social results	9 months 2005	9 months 2004
Eco-Productivity Index, water	102	116
Eco-Productivity Index, energy	102	113
Unintended releases of GMOs	0	0
Significant spills	1	1
Fatalities	0	0
Frequency of occupational accidents per million working hours	4.5	7.4
Employees, total	4,057	3,963
Rate of employee turnover	5.8	5.0
Rate of absence	2.5	2.7

The Eco-Productivity Index for Water and Energy is calculated each year based on an index of 100 at the start of the year.

Water and energy – effective utilisation of resources

The Eco-Productivity Index for both Water and Energy improved by 2% in the first nine months of 2005, which is below the target for an improvement of 4% for water and 5% for energy for 2005 as a whole. As expected, the improvements after the third quarter were lower than in the first half of 2005, which is mainly due to holidays and the need for additional cooling. Compared with the improvements in 2004, the level achieved after the third quarter was lower. This should be seen in the context of major improvements in 2004.

Significant spills

There were no significant spills in the third quarter of 2005. The total number of significant spills after the first nine months of 2005 therefore remains at one, from Novozymes in Virginia, the USA.

Occupational accidents resulting in absence

The frequency of reported occupational accidents resulting in absence was 4.5 after the first nine months of 2005, compared with 7.4 in the same period of last year. The target for 2005 is for the frequency of occupational accidents not to exceed 7.

Novozymes A/S
Investor Relations
2005-40199-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Rate of employee turnover and absence

The rate of employee turnover for the 12 months to date, calculated after the third quarter of 2005, was 5.8%, an increase of 0.8 percentage points. However, the rate of employee turnover remains low and is below the target for 2005 as a whole, which is not to exceed 7%. The rate of absence was 2.5% after the third quarter of 2005 and therefore within the target of 3%.

Financial calendar

November 22-23, 2005	Capital markets day
January 24, 2006	Group financial statement for 2005

Forward-looking statements

This Stock exchange announcement contains forward-looking statements, including the financial outlook for 2005. Forward-looking statements are, by their very nature, associated with risks and uncertainties that may cause actual results to differ materially from expectations. The uncertainties may include unexpected developments in the international currency exchange and securities markets, market-driven price decreases for Novozymes' products, and the introduction of competing products within Novozymes' core areas.

Bagsværd, October 27, 2005

Board of Directors
Novozymes A/S

Appendix 1: Profit and loss account for the 3rd quarter of 2004 and year to date 2004, before and after IFRS
Quarterly sales by geographical area
Quarterly sales by industry

Appendix 2: Cash flow, first 9 months of 2005 compared with first 9 months of 2004

Appendix 3: Development in shareholders' equity, first 9 months of 2005 compared with first 9 months of 2004, stated in accordance with IFRS

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Contact persons

Media Relations:
Eva Veileborg Hald
Tel. (direct): +45 4442 3338

Annegrethe Jakobsen
Tel. (direct): +45 4442 3050

Investor Relations:
Lene Aaboe
Tel. (direct): +45 4446 0082

Niels Eldrup Meidahl
Tel. (direct):+45 4443 3304

Tobias Cornelius Björklund
Tel. (direct): +45 4442 8682

Novozymes is the biotech-based world leader in enzymes and microorganisms. Using nature's own technologies, we continuously expand the frontiers of biological solutions to improve industrial performance everywhere. Headquartered in Denmark, Novozymes employs more than 4,000 people in 30 countries. Novozymes produces and sells more than 600 products in 130 countries. Novozymes A/S' B shares are listed on the Copenhagen Stock Exchange. For further company information, visit Novozymes on the Internet at www.novozymes.com.

Statement of the Board of Directors and the Management

The Board of Directors and the Management have considered and approved the un-audited Group financial statement for Novozymes A/S for the first nine months of 2005.

The financial statement has been prepared in accordance with the International Financial Reporting Standards (IFRS) and the regulations of the Copenhagen Stock Exchange for the presentation of accounts by listed companies. In our opinion the accounting policies used are appropriate and the Group financial statement for the first nine months of 2005 gives a true and fair view of the Group's assets, liabilities, net profit, financial position and cash flow.

Bagsværd, October 27, 2005

Management:

Steen Riisgaard
President and CEO

Per Falholt

Per Månsson

Peder Holk Nielsen

Arne W. Schmidt

Board of Directors:

Henrik Gürtler
Chairman

Kurt Anker Nielsen
Vice Chairman

Paul Petter Aas

Jerker Hartwall

Arne Hansen

Søren Jepsen

Ulla Morin

Walther Thygesen

Hans Werdelin

Novozymes A/S
Investor Relations
2005-40199-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 1:

Profit and loss account for the 3rd quarter of 2004 and year to date 2004, before and after IFRS

Effect of IFRS (DKK million)	Q3 2004			Year to date 2004		
Profit and loss account	**Before IFRS**	**IFRS effect**	**After IFRS**	**Before IFRS**	**IFRS effect**	**After IFRS**
Net turnover	1,544	(8)	1,536	4,520	(23)	4,497
- Enzymes	1,477	(8)	1,469	4,289	(23)	4,266
- Microorganisms	67	0	67	231	0	231
Gross profit	**820**	**(5)**	**815**	**2,424**	**(17)**	**2,407**
- Enzymes	786	(5)	781	2,301	(17)	2,284
- Microorganisms	34	0	34	123	0	123
Operating profit	**314**	**3**	**317**	**836**	**1**	**837**
- Enzymes	312	1	313	814	(5)	809
- Microorganisms	2	2	4	22	6	28
Operating profit margin	20.3%		20.6%	18.5%		18.6%
Net financials	(4)	(2)	(6)	(16)	(40)	(56)
Profit before tax	**310**	**1**	**311**	**820**	**(39)**	**781**
Tax	80	0	80	213	(12)	201
Profit incl. minority interests	**230**	**1**	**231**	**607**	**(27)**	**580**
Minority interests	0	0	0	1	0	1
Net profit	**230**	**1**	**231**	**608**	**(27)**	**581**
Earnings per share	3.4		3.4	8.9		8.5
Average no. of A/B shares, outstanding (million)	68.0		68.0	68.6		68.6
Earnings per share, diluted	3.3		3.3	8.7		8.3
Average no.of A/B shares diluted (million)	69.7		69.7	70.2		70.2

Quarterly sales by geographical area

	2005			2004				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 / Q3
Europe, Middle East & Africa	723	714	666	685	691	659	626	5
North America	444	440	414	400	450	470	442	(1)
Asia Pacific	326	303	298	287	280	277	266	17
Latin America	127	104	98	119	115	122	99	11
Net turnover	**1,620**	**1,561**	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**5**

Quarterly sales by industry

	2005			2004 - IFRS				% change
(DKK million)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3/Q3
Enzymes	**1,543**	**1,479**	**1,402**	**1,424**	**1,469**	**1,445**	**1,352**	**5**
-technical enzymes	958	915	874	862	931	897	863	**3**
-detergent	516	490	500	483	525	512	518	**(2)**
-other technical	442	425	374	379	406	385	345	**9**
-food enzymes	385	396	356	371	373	367	328	**3**
-feed enzymes	200	168	172	191	165	181	161	**21**
Microorganisms	**77**	**82**	**74**	**67**	**67**	**83**	**81**	**15**
Net turnover	**1,620**	**1,561**	**1,476**	**1,491**	**1,536**	**1,528**	**1,433**	**5**

Novozymes A/S
Investor Relations
2005-40199-01
Krogshøjvej 36
2880 Bagsværd
Denmark
Telephone:
+45 8824 9999
Telefax:
+45 4442 1002
Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 2:

Cash flow, first 9 months of 2005 compared with first 9 months of 2004

(DKK million)	9 months 2005	9 months 2004
Net profit	**663**	**581**
Reversals with no effect on cash flow	543	681
Corporation tax paid	(210)	(314)
Interest received	45	42
Interest paid	(51)	(53)
Cash flow before change in working capital	**990**	**937**
Change in working capital		
(Increase)/decrease in trade debtors and other debtors	51	(37)
(Increase)/decrease in stocks	(23)	(56)
Increase/(decrease) in amounts owed to related parties, net	(30)	(18)
Increase/(decrease) in trade creditors and other creditors	130	27
Cash flow from operating activitites	**1,118**	**853**
Investments		
Purchase of intangible fixed assets	(6)	(21)
Sale of intangible fixed assets	0	4
Purchase of tangible fixed assets	(224)	(182)
Termination of currency swap	0	131
Acquisition of activities	0	(5)
Purchase of minority shares	0	0
Cash flow from investing activities	**(230)**	**(73)**
Free cash flow	**888**	**780**
Financing activities		
Non-current loan repayments	0	(500)
Non-current borrowing	0	515
Sales of shares in Novo Nordisk A/S	17	22
Purchase of own participating interests, net	(722)	(543)
Dividend paid	(231)	(217)
Cash flow from financing activities	**(936)**	**(723)**
Net cash flow	**(48)**	**57**

Novozymes A/S
Investor Relations
2005-40199-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27

Appendix 3:

Development in shareholders' equity, first 9 months of 2005 compared with first 9 months of 2004, stated in accordance with IFRS

(DKK million)	9 months 2005	9 months 2004
Equity at beginning of period excl. minority interests	3,917	4,125
Net profit for the period	663	581
Dividend paid	(231)	(217)
Purchase of own shares (net)	(722)	(543)
Currency translation adjustments for net assets, etc.	120	105
Equity excl. minority interests	**3,747**	**4,051**
Minority interests at beginning of period	30	29
Net result for the period	1	(1)
Dividend paid	(1)	(5)
Currency translation adjustments for net assets, etc.	3	1
Minority interests	**33**	**24**
Equity at end of period	**3,780**	**4,075**

Novozymes A/S
Investor Relations
2005-40199-01

Krogshøjvej 36
2880 Bagsværd
Denmark

Telephone:
+45 8824 9999
Telefax:
+45 4442 1002

Internet:
www.novozymes.com
CVR number:
10 00 71 27